KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

June 7, 2021

VIA EDGAR TRANSMISSION

Charles Eastman

Staff Accountant

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc.
Registration Statement on Form S-1
File No. 333-256536

Ladies and Gentlemen:

Kona Gold Beverage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-256536) (the “Registration Statement”) be declared effective under the Securities Act at 2:00 p.m., Eastern Time, on Wednesday, June 9, 2021, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend fully to comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in its filings.

Please contact the undersigned or Randolf W. Katz at 949-697-3103 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer